UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Surgalign Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

86882C105

(CUSIP Number)

Pawel Lewicki 296 Woodward Blvd. Tulsa, Oklahoma 74114 (918) 513-2636

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 23, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86882C105

1.	Names of Reporting Persons Roboticine, Inc
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,250,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%*
14.	Type of Reporting Person (See Instructions) CO

*Based on 75,954,373 shares of the Issuer’s common stock outstanding as of July 29, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2020.

CUSIP No. 86882C105

1.	Names of Reporting Persons Pawel Lewicki
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,250,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%*
14.	Type of Reporting Person (See Instructions) IN, HC

*Based on 75,954,373 shares of the Issuer’s common stock outstanding as of July 29, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2020.

CUSIP No. 86882C105

1.	Names of Reporting Persons SSAR Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,250,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%*
14.	Type of Reporting Person (See Instructions) OO, HC

*Based on 75,954,373 shares of the Issuer’s common stock outstanding as of July 29, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2020.

CUSIP No. 86882C105

1.	Names of Reporting Persons Neva, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,250,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%*
14.	Type of Reporting Person (See Instructions) OO, HC

*Based on 75,954,373 shares of the Issuer’s common stock outstanding as of July 29, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2020.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share, of Surgalign Holdings, Inc., a Delaware corporation, (the “Issuer”). The principal executive offices of the Issuer are located at 520 Lake Cook Road, Suite 315, Deerfield, Illinois 60015.

Item 2.	Identity and Background

(a)            This Schedule 13D is being jointly filed by Roboticine, Inc, SSAR Investments, LLC, Neva, LLC and Pawel Lewicki (collectively, the “Reporting Persons”). Roboticine, Inc (“Roboticine”) is a Delaware corporation. Roboticine is majority owned by SSAR Investments, LLC, a Delaware limited liability company (“SSAR”). SSAR is wholly owned by Neva, LLC, a Delaware limited liability company (“Neva”).    Neva is wholly owned by Pawel Lewicki. The directors of Roboticine are Pawel Lewicki and Krzysztof Siemionow; the officers of Roboticine are Pawel Lewicki, who serves as its President, and Krzysztof Siemionow, who serves as its Chief Executive Officer; Pawel Lewicki is the sole manager of SSAR and Neva.

(b)            The principal address for each of the Reporting Persons and Krzysztof Siemionow is c/o Roboticine, Inc, 296 Woodward Blvd., Tulsa, Oklahoma 74114.

(c)            Roboticine is a holding company for shares of the Issuer; SSAR and Neva are holding companies for investments; Pawel Lewicki is a cognitive scientist; and Krzysztof Siemionow is a surgeon. Pawel Lewicki is President of Roboticine, Inc, whose address is 296 Woodward Blvd., Tulsa, Oklahoma 74114, and Krzysztof Siemionow is Chief Medical Officer of the Issuer, whose address is 520 Lake Cook Road, Suite 315, Deerfield, Illinois 60015.

(d)            During the last five years, none of the Reporting Persons or Krzysztof Siemionow have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the last five years, none of the Reporting Persons or Krzysztof Siemionow have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Roboticine is a Delaware corporation; SSAR and Neva are Delaware limited liability companies; and Pawel Lewicki and Krzysztof Siemionow are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the acquisition (the “Acquisition”) of all of the outstanding shares of common stock of Holo Surgical Inc. (“Holo Surgical”) by the Issuer on October 23, 2020, pursuant to that certain Stock Purchase Agreement, dated as of September 29, 2020, by and among the Issuer, Holo Surgical, Roboticine, Holo Surgical S.A., Pawel Lewicki, Ph.D. and Krzysztof Siemionow, MD (the “Purchase Agreement”), Roboticine received 6,250,000 shares of the Issuer’s common stock and $30,000,000 in cash upon the closing of the Acquisition on October 23, 2020 (the “Closing Date”). In addition, as discussed further in Item 6 to this Schedule 13D, Roboticine will be entitled to receive contingent consideration from the Issuer valued in an aggregate amount of up to $83,000,000, to be paid through the issuance of the Issuer’s common stock or the payment of cash, contingent upon and following the achievement of certain regulatory, commercial and utilization milestones by specified time periods occurring up to the sixth (6th) anniversary of the Closing Date.

Item 4.	Purpose of Transaction

The information contained in Item 3 and Item 6 is incorporated by reference herein.

All of the shares of the Issuer’s common stock that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. Each of the Reporting Persons retains the right to change its or his investment intent, from time to time, to acquire additional shares of common stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the common stock or other securities of the Issuer, if any, beneficially owned by the Reporting Person, in any manner permitted by law. The Reporting Persons may each engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. The Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Except as otherwise set forth herein, the Reporting Persons and Krzysztof Siemionow do not have any plans or proposals that would result in:

(a)            The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)            An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)            A sale or transfer of a material amount of assets of the Issuer of any of its subsidiaries;

(d)            Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as described herein;

(e)            Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)            Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)            Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

a)

The 6,250,000 shares of common stock beneficially owned by the Reporting Persons constitute approximately 8.2% of the Issuer’s outstanding shares of common stock based on 75,954,373 shares of common stock outstanding as of July 29, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2020. Krzysztof Siemionow does not beneficially own any shares of the Issuer’s common stock. Each Reporting Person disclaims beneficial ownership of the reported common stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported common stock for the purposes of Section 13(d) of the Securities Act of 1933, as amended, or any other purpose.

b)

The information contained in Item 2 to this Schedule 13D is incorporated by reference herein. The Reporting Persons, by virtue of their control over Roboticine, have the sole power to vote or direct the vote, and dispose or direct the disposition, of the 6,250,000 shares of common stock reported on this Schedule 13D.

c)

The information contained in Item 3 to this Schedule 13D is incorporated by reference herein. Other than the acquisition of the shares of common stock in the Acquisition as reported in this Schedule 13D, none of the Reporting Persons or Krzysztof Siemionow have effected any transactions in the Issuer’s common stock in the past 60 days.

d)

To the Reporting Persons’ knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares owned directly by Roboticine, other than the Reporting Persons by virtue of their direct and indirect ownership of Roboticine.

e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 is incorporated by reference herein.

Pursuant to the terms of the Purchase Agreement, Roboticine may acquire up to an additional 8,650,000 shares of the Issuer’s common stock as earnout consideration (the “Earnout Shares”) subject to the various conditions to receipt of such shares set forth in the Purchase Agreement, in addition to the initial 6,250,000 shares issued at the closing of the Acquisition. The Issuer is required to issue to Roboticine any Earnout Shares earned no later than 15 trading days following the date the conditions precedent for the issuance of the Earnout Shares have been satisfied.

Krzysztof Siemionow was appointed as the Issuer’s Chief Medical Officer in connection with the Acquisition. Pursuant to the terms of that certain Employment Agreement, dated September 29, 2020, between Dr. Siemionow and the Issuer (the “Employment Agreement”), beginning in 2021, Dr. Siemionow will be eligible to receive equity awards under the Issuer’s Long Term Incentive Plan with a target grant date value equal to 50% of Dr. Siemionow’s base salary, which was set at $325,000 per year pursuant to the terms of the Employment Agreement, but any such grant would be subject to approval by the Compensation Committee of the Issuer’s Board of Directors.

The Issuer and Pawel Lewicki have discussed the possibility of Dr. Lewicki being appointed to the Issuer’s Board of Directors. The occurrence and timing of any such appointment is within the discretion of the Issuer’s Board of Directors. If Dr. Lewicki is appointed to the Issuer’s Board of Directors, it is expected that he would participate in the Issuer’s director compensation program for its non-employee directors. As of the date hereof, such program provides that the Issuer’s directors are eligible to receive stock awards under the Issuer’s 2018 Incentive Compensation Plan with a target grant date value of $100,000, at the discretion of the Issuer’s Board of Directors or Compensation Committee of the Board of Directors. The Issuer’s non-employee directors are also subject to stock ownership guidelines equal to five times the value of the annual cash retainer paid to the directors, subject to a five-year grace period in which to achieve such stock ownership requirements.

Other than as reported herein, the Reporting Persons and Krzysztof Siemionow are not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit A.            Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2020

Roboticine, Inc

By:	/s/ Pawel Lewicki
Pawel Lewicki
Its: President

/s/ Pawel Lewicki
Pawel Lewicki

SSAR Investments, LLC

By:	/s/ Pawel Lewicki
Pawel Lewicki
Its: Sole Manager

Neva, LLC

By:	/s/ Pawel Lewicki
Pawel Lewicki
Its: Sole Manager

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).